Exhibit 99.1

Hexindai Partners with Kunming Aotou to Diversify Funding Sources

BEIJING, Dec. 26, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has further diversified its funding sources by partnering with Kunming Aotou Economic Information Consulting Co., Ltd. (“Kunming Aotou”).

According to the agreement, Hexindai will carefully assess borrowers leveraging its advanced risk management and credit assessment capabilities before referring them to Kunming Aotou who will facilitate the loans through a trust fund. An initial aggregate principal amount of RMB30 million will be distributed. Hexindai will generate service fee revenues from Kunming Aotou for assisting in the loan facilitation process including referring and assessing the credit worthiness of borrowers.

“Our partnership with Kunming Aotou is another significant step in our strategy to diversify our funding sources with the addition of institutional investors,” said Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “We are excited to begin working with Kunming Aotou where we will benefit from our combined credit assessment capabilities and base of high-quality borrowers. Diversifying funding sources will further reduce our funding costs and provide us with the flexibility needed to navigate a challenging market environment. We look forward to supporting the long-term sustainable development of consumer finance industry in Southwest China. We expect this partnership to be the first step in our efforts to capture the market opportunities created by the local consumer finance boom and hope to seek more cooperation in the future.”

About Kunming Aotou

Kunming Aotou is an innovative consumer finance solutions provider. Leveraging its big data analysis capabilities, Aotou provides integrated financial solutions to financial institutions, enterprises, and individual customers. Aotou collaborates with over 70 respected large-scale financial institutions including banks, trust institutions, wealth management companies, and venture capital firms. Kunming Aotou is the exclusive advisor for a designated trust of Yunnan International Trust.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai

Investor Relations

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com